Exhibit 99.2
Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian Anderson
Date of appointment	14 December 2006

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

 NIL

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities

Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+	See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Don DeFosset
Date of appointment	14 December 2006

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

 NIL

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities

Note: Provide details of the circumstances giving rise to the relevant interest.	The Director has an indirect interest in CUFS held in the form of 3,100 American Depositary Receipts. The registered holder is The Bank of New York, and they are held on behalf of the Director as beneficial owner. This interest is equivalent to a holding of 15,500 CUFS.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+	See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002